UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment  No. 1)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,
par value $0.02 per share
(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 662,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 662,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

The following supplements the information provided in prior Schedule 13D filings by the Reporting Entities.

Introduction

Cyanotech Corporation ("Cyanotech" or the "Company") is a small public company with great products, leading brands, and a stable and profitable operating business.  On top of this, Meridian believes the Company has tremendous growth and value-creation potential in its emerging astaxanthin product line.  Meridian is confident that many followers of the Company believe, as it does, that Cyanotech has the ability to deliver truly exceptional returns to its stockholders.  Yet, the Company has of late been pursuing actions that are both inexplicable and unexplained.

Meridian is an investment firm specializing in small public companies.  Over the past 14 years, Meridian's principals have made material investments in more than 30 such businesses.  Our model is based on the belief that the public market for small cap companies is inefficient and that significant mispricings are common.   Meridian specifically targets those mispricings, taking large positions in selected small cap companies and engaging with their management and boards of directors to pursue strategies designed to unlock the value not being recognized by the market.  This usually involves focusing on two major themes:

1.	Lifecycle stages. Companies should pursue the value-creation strategies that best match their business. Too often, companies base their strategies on the positions they wish they were in rather than the actual conditions applicable to their companies.

2.	Corporate strategy drives valuation. As part of its investment process, Meridian develops valuation analytics, including multiple pro forma scenarios showing the value creation potential of the business under different strategies and at various performance levels. When possible, Meridian shares this analysis with its portfolio companies to help management select strategies (such as growth vs current profits) and manage operations (budgets and expense items) to maximize the potential for value-creation of the company.

Corporate Lifecycles

All companies are subject to the lifecycle stages of their products and all products go through predictable stages - growth, then maturity, and eventually decline.  The growth stage is the most exciting and gets the most attention from investors because it is generally the stage with the greatest potential for value creation.   Growth occurs when products are new or when new market opportunities are discovered.  Generally, a product's growth stage ends after 7-8 years, with that period dominated by rapid product iterations, aggressive sales and marketing tactics, and brand positioning as competitors struggle to win and retain market share advantages.

When new customers or market opportunities become scarce, products transition into their mature lifecycle stage.  With growth opportunities less available, value-creation strategies necessarily shift from growth to current profits and cash flows.  Unlike rapidly growing companies that consume cash, mature profitable companies generate excess cash flow and therefore often pay out dividends.

The markets treat companies differently based upon their life cycle stages.  Because growth companies create value faster and because continuing growth indicates greater future potential, the market rewards growth companies with higher valuation multiples than it does mature companies.  An example is the differing appreciation the market shows for Tesla and General Motors.  Tesla is a leader in selling exciting new electric cars and is growing rapidly.  Tesla is losing money and pays no dividend, but is valued by the market at around $30 billion (7.4x Enterprise Value/Sales).  General Motors is not growing, but it is profitable and annually pays its investors billions of dollars in dividends (current yield is around 5%).  The market currently values General Motors at around $50 billion (0.6x Enterprise Value/Sales).

Cyantoech and Lifecycles

Because the public market rewards growth companies with richer valuations, the usual problem Meridian seeks to address in its investments is mature companies inappropriately trying to act and be viewed as growth companies.  Cyanotech appears to have gone the other way, Meridian believes it to be a growth company that is inexplicably reluctant to pursue growth.

For most of its history, Cyanotech was a small humble grower of algae that primarily sold its products in buik.  This changed after 2012, a period during which the Company's retail astaxanthin products emerged as the industry leader, driving growth that quickly doubled the size of the Company.  Cyanotech currently enjoys the leading retail brand in astaxanthin with 58% market share in the U.S. natural foods channel, top ranking on leading consumer websites including Amazon, a category partnership with Costco, and a recently established first-mover advantage in China.

From its research, Meridian is convinced that Cyanotech is still in the early part of its new astaxanthin-driven growth stage.  Millions of potential consumers are still unaware of astaxanthin; the Company's products are currently sold in less than 25% of Costco stores, and the Company's first-mover position in China is still less than a year old.

Meridian sees Cyanotech as a growth company that could easily double its revenue again in a few short years.  Such growth will, of course, require investment – to expand production, to fund sales and marketing efforts, and to finance the working capital needs of a growing business (higher inventory and accounts receivables).  Over the last year, as Cyanotech has struggled with what Meridian believes will be temporary production problems, some have taken to criticizing Cyanotech and its management for the declining profitability of the business and the cash flow demands of expanded operations.  These criticisms appear to ignore the current growth context of Cyanotech's business.  Meridian believes Cyanotech has significant growth opportunities, but it will not grow if the necessary funds are not invested to increase production and maintain market demand for the Company's products.  If Cyanotech does not satisfy the rising consumer demand for retail astaxanthin, it likely will lose the opportunity to one of its competitors.

In the two years it has been following the space, Meridian has become aware of more than $100 million invested in other companies seeking to become participants in the astaxanthin market.  Meridian understands that a European private equity firm invested $50 million for a majority stake in an Israel-based grower of astaxanthin.  Fuji Chemical spent $35 million to build a new production facility and then, in late 2015, issued a press release indicating that it had plans to expand that facility.  Right now, a highly-credible operation located in California is seeking $20 million in new investment to fund its entry into the astaxanthin business.  Meridian is aware of more examples of smaller initiatives by companies also hoping to enter the space.

The critics of the Company's recent performance also seem not to appreciate that Cyanotech's increased investment in recent years has generated results.  Meridian believes Cyanotech is right now positioned as the leading retail brand with likely the greatest growth potential in the astaxanthin market.  Hundreds of millions of dollars have been invested in other businesses, none of which, Meridian believes, have the value-creation potential of Cyanotech – provided that Cyanotech is willing to reach out and grab the opportunities its past hard work has created.

Cyanotech Valuation Models

As described above, Meridian develops financial models to help it and the companies in which it invests evaluate different strategic options and various performance levels.  Meridian uses these models together with sophisticated tools available to institutional investors to value these various scenarios.  Below are two simple scenarios that Meridian has created and evaluated with these valuation tools.

Scenario 1 is a slower growth approach with limited spending on new production and reduced rates of spending on sales and marketing.  This model still shows 10% growth reflecting Meridian's belief that the investment to date will deliver gradually rising levels of astaxanthin production over the next few years.

Scenario #1 (10% growth)	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16e	Mar-17e	Mar-18e	Mar-19e
Revenue	$16,827.0	$24,631.0	$27,459.0	$28,178.0	$33,809.0	$32,444.0	$35,700.0	$39,270.0	$43,197.0
Growth Rate	6.9%	46.4%	11.5%	2.6%	20.0%	-4.0%	10.0%	10.0%	10.0%
Cost of Sales	$10,486.0	$14,857.0	$16,575.0	$16,989.0	$19,343.0	$19,536.0	$19,500.0	$20,500.0	$22,000.0
Gross Profit	$6,341.0	$9,774.0	$10,884.0	$11,189.0	$14,466.0	$12,908.0	$16,200.0	$18,770.0	$21,197.0
Gross Margins	37.7%	39.7%	39.6%	39.7%	42.8%	39.8%	45.4%	47.8%	49.1%

Total Opex:	$5,112.0	$6,871.0	$8,659.0	$11,399.0	$14,144.0	$13,801.0	$12,261.0	$13,130.3	$13,896.1
Operating Income	$1,229.0	$2,903.0	$2,225.0	($210.0)	$322.0	($893.0)	$3,939.0	$5,639.7	$7,300.9

Adjusted EBITDA	$1,915.0	$4,108.0	$3,848.0	$1,692.0	$2,433.0	$1,862.2	$6,246.9	$8,007.8	$9,676.4
% of Revs.	11.4%	16.7%	14.0%	6.0%	7.2%	5.7%	17.5%	20.4%	22.4%

Scenario 1 has Cyantech adding approximately $10 million in additional sales over the next three years and enjoying higher margins due to improving production techniques.  Running this scenario through a third party valuation application, shows a resulting valuation of approximately $9.93 per share.

Next, Scenario 2 provides for heavier spending on production, sales and marketing, with this greater investment projected to deliver 20% annual growth.

Scenario #2 (20% growth)	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16e	Mar-17e	Mar-18e	Mar-19e
Revenue	$16,827.0	$24,631.0	$27,459.0	$28,178.0	$33,809.0	$32,444.0	$38,932.8	$46,719.4	$56,063.2
Growth Rate	6.9%	46.4%	11.5%	2.6%	20.0%	-4.0%	20.0%	20.0%	20.0%
Cost of Sales	$10,486.0	$14,857.0	$16,575.0	$16,989.0	$19,343.0	$19,536.0	$21,489.6	$23,638.6	$26,002.4
Gross Profit	$6,341.0	$9,774.0	$10,884.0	$11,189.0	$14,466.0	$12,908.0	$17,443.2	$23,080.8	$30,060.8
Gross Margins	37.7%	39.7%	39.6%	39.7%	42.8%	39.8%	44.8%	49.4%	53.6%

Total Opex:	$5,112.0	$6,871.0	$8,659.0	$11,399.0	$14,144.0	$13,801.0	$13,361.0	$14,830.2	$16,306.6
Operating Income	$1,229.0	$2,903.0	$2,225.0	($210.0)	$322.0	($893.0)	$4,082.2	$8,250.6	$13,754.2

Adjusted EBITDA	$1,915.0	$4,108.0	$3,848.0	$1,692.0	$2,433.0	$1,862.2	$6,463.1	$10,777.0	$16,387.4
% of Revs.	11.4%	16.7%	14.0%	6.0%	7.2%	5.7%	16.6%	23.1%	29.2%

Scenario 2 has Cyantech adding approximately $24 million in additional sales over the next three years and enjoying even higher margins due to economies of scale and increased production efficiencies.  Running this scenario through a third party valuation application, shows a resulting valuation of approximately $22.48 per share.

These two scenarios are for demonstration purposes only.  Meridian is not predicting that Cyanotech will deliver performance in-line with either scenario or that the market would reflect the value indicated by the third party valuation application.  Rather, the scenarios are presented to show the value-creation impact of growth in Cyanotech's future.

Meridian's View on Cyanotech

Meridian believes the only reason Cyanotech has not grown in recent years is its lack of additional astaxanthin product to sell.  When the Company reported strong production during fiscal year 2015, sales grew by 20% - and the market responded, lifting Cyanotech's stock above $10.00 per share.  When the Company reported production difficulties during fiscal year 2016, sales declined – as did Cyanotech's stock price.  Meridian believes there is sufficient current demand for Cyanotech to sell  2x or more of its current astaxanthin production.  The Company's largest customer is currently selling the Company's products in fewer than 25% of its warehouse locations.  Sales have just started in China – if the Company can capitalize on this new market, Meridian believes China has the potential to become as big a market for astaxanthin as the United States.  Accordingly, Meridian believes the 10% and 20% scenarios presented above, potentially understate the growth potential of Cyanotech's business.

As discussed in its previous Schedule 13D filing, Meridian believes Cyanotech's board of directors has recently acted to alter the growth-oriented business plan that has been in place since 2012.  This is the only explanation Meridian can rationalize for the April 4, 2016 forced resignation of the Company's CEO.  Meridian has made this filing, in part, to voice its disagreement with any such change in strategy.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridian.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may different materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director